        April 28, 2006

VIA FEDERAL EXPRESS

Mr. Donald C. Hunt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Houston Wire & Cable Company
Amendment No. 1 to Form S-1
File No. 333-132703

Dear Mr. Hunt:

        On behalf of Houston Wire & Cable Company (the "Company"), we are writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated April 20, 2006 with respect to the Company's Registration Statement on Form S-1, as filed on March 24, 2006. The Company has revised the Registration Statement in response to the staff's comments and concurrently with this letter is filing Amendment No. 1 to the registration statement, which reflects these revisions. For the convenience of the staff, we have enclosed three copies of Amendment No. 1, marked to show changes from the Registration Statement as originally filed.

        We have addressed the comments in the staff's April 20, 2006 letter by reproducing each comment below and providing the Company's response immediately following. Page references in the Company's responses are to Amendment No. 1.

General

1.
Comment: Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

  Response: On behalf of the Company, we confirm that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering within that range. In Amendment No. 1, the Company has filled in as many blanks as is possible at the present time. We anticipate that, the Company will file a further amendment to include first quarter financial information in the Registration Statement before any preliminary prospectus is circulated.

Prospectus Summary, page 1

2.
Comment: Please tell us how you determined that you are "one of the largest distributors of specialty wire and cable and related services to the U.S. electrical distribution market."

  Response: The Company bases its belief that it is one of the largest distributors of specialty wire and cable in the U.S. primarily on a deep and longstanding understanding and familiarity with the market gained over the course of more than three decades in the industry. Through its participation in industry activities and from discussions with suppliers, engineers and customers, the Company has what it believes is an accurate sense of its position in the specialty wire and cable market. This belief is confirmed by the Company's position on a list of the "Top 200 Electrical Distributors" published by Electrical Wholesaling magazine in June 2005. That list, which includes all types of electrical distributors in the U.S. and is not limited to distributors that concentrate in the distribution of specialty wire and cable ranks the Company as the 25th largest electrical distributor in the country. The Company's management estimates that, for electrical distributors that sell a broad array of products, sales and specialty wire and cable represent, on average, approximately 5% of annual sales. The Company reviewed the Top 200 list and confirmed its belief that only one of the companies ranked higher than the Company distributes more specialty wire and cable than the Company. We have enclosed a copy of the list of the "Top 200," on which the Company has marked whose companies that it believes are primarily wire and cable distributors.

3.
Comment: The forepart of your prospectus contains a lot of technical and industry terms. For example, we note your use of the terms "continuous and interlocked armor cable", "premise and category wire",

  "thermocouple cable", and "low-smoke, zero-halogen cable", "high fill rates" and "inventory turns". Please place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure.

  Response: The Company has supplemented the disclosure on pages 1, 4, 37 and 38 to explain technical and industry product categories and has revised the other terms noted by the staff to use more commonly understood terminology.

4.
Comment: Please provide the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite industry estimates by Electrical Wholesaling Magazine in the final paragraph on page 1 and reference data from NAED's 2005 Performance Analysis Report on pages 37 and 38. In addition, please tell us whether the sources of the cited statistics have consented to your use of their data.

  Response: We have enclosed copies of the NAED's 2005 Performance Analysis Report and relevant excerpts from Electrical Wholesaling magazine, the Industrial Information Resources Report and the U.S. Census Bureau information referenced in the Registration Statement, in each case marked to show the sources of information cited in the Registration Statement. These reports and articles are in the public domain, and the sources are readily available on the internet or from the applicable organization. The data cited in the Registration Statement may be found in the source cited, and does not represent an interpretation or extrapolation of the source material. Therefore, the Company does not believe that it needs the consent of the various sources to cite this data in the Registration Statement.

Risk Factors, page 9

Our current principal stockholder, page 13

5.
Comment: Disclose the names of the two members of your board that may be considered affiliates of Code, Hennessy & Simmons.

  Response: The Company has revised the risk factor relating to "our current principal stockholder" to identify Peter M. Gotsch and Robert G. Hogan as the two members of the Company's board of directors who may be considered affiliates of Code, Hennessy & Simmons.

Your percentage ownership in us, page 14

6.
Comment: Disclose the number of shares of your common and preferred stock that is (i) authorized by your certificate of incorporation and (ii) authorized but unissued.

  Response: The Company has revised the risk factor relating to "your percentage ownership in us" to indicate that 100,000,000 shares of common stock and 5,000,000 shares of preferred stock are authorized, and that a not-yet-specified number of shares of common stock and 5,000,000 shares of preferred stock are currently unissued. In a subsequent amendment, the Company will fill in the number of unissued shares of common stock, which depends on valuation and stock split calculations to be made before any preliminary prospectus is circulated.

Selected Consolidated Financial Data, page 19

7.
Comment: We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

  Response: In a subsequent amendment, the Company will disclose the missing pro forma data, which depends on valuations that are not yet available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comparison of the Years Ended December 31, 2005 and 2004, page 25

8.
Comment: We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(a)(3)(iii) of Regulation S-K.

  Response: The Company has revised its Management's Discussion and Analysis to provide more quantitative detail as to the reasons for material changes in line items in its financial statements. The Company believes that with these revisions and the descriptions of trends already provided in the Overview at the beginning of this section it has provided the disclosure required by Item 303(a)(3)(iii) of Regulation S-K. Please see the changes on page 25.

9.
Comment: In this regard, revise to quantify the impact of inventory impairment upon gross margin. For example, we note your references to a lower charge for inventory obsolescence as older, fully reserved inventory was sold.

  Response: The Company has revised its disclosure to quantify the impact of inventory impairment upon gross margin. Please see page 26.

Liquidity and Capital Resources, page 28

10.
Comment: Please expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

  Response: The Company has revised its disclosure to provide more detailed reasons for the changes in working capital. Please see page 29.

Indebtedness, page 30

11.
Comment: Disclose the period of time for which you believe you will have adequate availability of capital to fund operations, service debt and fund anticipated growth.

  Response: The Company has revised the discussion on page 30 to state that it believes its capital resources are adequate for the next twelve months.

12.
Comment: Footnote 1 to the table summarizing your contractual obligations appears to be inconsistent with the line item entitled "non-cancellable" purchase obligations. Please explain or reconcile.

  Response: The Company has revised footnote 1 to clarify its position with respect to the ability to cancel its purchase obligations. The disclosure now indicates that, while the Company believes that the purchase orders identified as "non-cancellable" are generally cancellable, the Company is treating them as non-cancellable due to the absence of an express cancellation right in the purchase orders.

Business, page 32

Customers, page 42

13.
Comment: Tell us why you chose to name your "top ten" customers. Are all of these customers material to your business?

  Response: The Company chose to list its top ten customers in order to illustrate the types and diversity of the larger electrical distributors it serves. While the Company considers each of these customers to be important, it does not believe that any one customer is material to its business. In 2005, the top ten customers accounted for 45% of the Company's sales.

Suppliers, page 42

14.
Comment: Tell us why you chose to name your "top five" suppliers. Are all of these suppliers material to your business? We note your disclosure that your top three suppliers accounted for 55% of your purchases.

  Response: The Company has intentionally focused its purchases on a limited number of suppliers in order to maximize its purchasing power and to take the greatest advantage of rebates and other incentives from its suppliers. Given the concentration of the Company's purchases from a limited number of suppliers, the Company does not believe that listing more than the top five suppliers would be a meaningful disclosure for investors. On the other hand, the Company believes it has strong relationships with a number of suppliers, and that disclosing only the three suppliers with which the

  Company currently has concentrated its business would fail to show the breadth of sources from which wire and cable product is available. The Company considers its relationship with each of the suppliers listed to be important, but it does not believe that its relationship with any one supplier is material to its business.

15.
Comment: Identify the suppliers from whom you purchased products that generated 10% or more of your sales in 2005.

  Response: The Company has revised the discussion on page 43 to disclose that in 2005 it purchased product representing more than 10% of its sales from each of Belden CDT and General Cable Corp.

Litigation, page 47

16.
Comment: If known, please disclose the relief sought by plaintiffs in the North Dakota class action suits.

  Response: The Company has revised the disclosure to clarify that the numerous claims in North Dakota have not been brought as class actions but consist of numerous similar claims. These suits, in which the Company is one of many defendants, seek only damages for personal injury. At this time the amounts in question are not known with sufficient specificity to disclose. The Company has augmented its disclosure on page 48 to clarify the relief sought in these suits.

Relationships and Transactions with Related Parties, page 59

17.
Comment: The first two sentences of the first whole paragraph in this section appear to be repetitive. Please revise.

  Response: The Company has deleted two sentences to avoid the repetition.

Principal and Selling Stockholders, page 58

18.
Comment: Please disclose when and how each of the selling stockholders acquired your securities. Include the terms of transactions.

  Response: The Company expects to file a subsequent amendment in which it will identify a number of selling stockholders in addition to those named in the original Registration Statement. At that time, it will also disclose when and how each selling stockholder acquired the Company's common stock, including the terms of the transactions.

19.
Comment: Please tell us whether Code, Hennessy & Simmons II, L.P. is a broker-dealer or an affiliate of a broker-dealer.

  Response: Code, Hennessy & Simmons II, L.P. is not a broker-dealer or an affiliate of a broker-dealer.

Relationships and Transactions with Related Parties, page 59

Executive Officers and Directors, page 59

20.
Comment: Disclose all material terms of your agreements with Mr. Sorrentino and Mr. Graham, such as the date of the agreements, termination provision, etc., as applicable. As your disclosure indicates that your agreements with Mr. Sorrentino and Mr. Graham do not have identical material terms, please file each of those agreements in addition to Exhibit 10.15.

  Response: The Company has expanded the description of its restricted securities agreements to disclose the material terms of the Executive Securities Agreements with Mr. Sorrentino and Mr. Graham, which are being filed with this Amendment No. 1 as Exhibits 10.17 and 10.18, respectively. The Company recently entered into a Second Amendment to the Executive Securities Agreement with Mr. Sorrentino to provide him with the same piggyback registration rights as are contained in the Executive Security Agreement with Mr. Graham. As a result, the material provisions of the Executive Security Agreements with Messrs. Sorrentino and Graham are now substantially similar. Please see page 60.

  The Company also recently entered into an Employment Agreement with Mr. Sorrentino. This agreement is described on page 54 and is being filed with Amendment No. 1 as Exhibit 10.14.

Indebtedness to Related Parties, page 60

21.
Comment: We note your disclosure that you paid for your $20 million special dividend to shareholders by borrowing funds under your revolving credit facility, and that you are using the proceeds from this offering to repay outstanding debt, including debt under this credit facility. Please revise your disclosure to state:

•
the business purpose of the special dividend;

•
whether there was a contractual or other obligation to issue the dividend; and

•
the value of dividends received by related parties.

  Response: The Company has added disclosure on page 61 stating that the business purpose of the special dividend was to provide a return on investment to the Company's stockholders, who held illiquid securities and had not previously received any dividends; clarifying that the Company had no contractual or other obligation to distribute the dividend; and identifying the amount of the dividends received by the Company's principal stockholder, Code, Hennessy & Simmons, II, L.P., directors and executive officers.

Consolidated Financial Statements, page F-1

22.
Comment: Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

  Response: We note your comment. The Company expects to include financial statements for the quarters ended March 31, 2006 and 2005 in a subsequent amendment.

Consolidated Statements of Income, page F-4

23.
Comment: We note that you recorded litigation settlements as part of non-operating income. Please reclassify this within operating income, or tell us in detail why it is properly classified in non-operating income. Your explanation should include a discussion of why the litigation does not relate to your operating activities, since it was in regards to a prior inventory purchase.

  Response: The Company has reclassified the litigation settlement to be part of operating income. See page F-4.

Consolidated Statements of Cash Flows, page F-6

24.
Comment: Please tell us where the increase or decrease in your "book overdraft" is reflected in your statement of cash flows. If it is not reflected as a financing activity, please tell us why the classification is appropriate.

  Response: The following schedule shows the component parts of the Company's bank overdraft movement.

	12/31/05	12/31/04	12/31/03
Bank overdraft per financial statements	$2,119	$1,341	$174
Change	$778	$1,167	N/A
Checks cut on 12/30/04 to repay the Junior Subordinated Promissory Notes (see footnote 3 on page F-13) which had not cleared at 12/31/04	$(6,722)	6,722
Adjusted change in overdraft per Cash Flow	$(5,944)	$7,889	N/A

  The Company's policy is to treat changes in the book overdraft (principally outstanding checks on a zero balance cash operating account) as an operating activity, because such activity generally relates to payment of operating items. Additionally, it is the Company's policy to reflect repayments on debt financings as of the date the Company issues checks and to reflect borrowings on debt financings as of the date the bank credits such cash borrowings to the Company's account. On December 30, 2004, the Company issued checks totaling approximately $7 million to repay a portion of its Junior Subordinated Promissory Notes. Even though fewer than all of the checks related to this $7 million repayment had cleared the bank prior to December 31, 2004, in accordance with the Company's policy, the Company included the entire $7 million of payments as a financing outflow in the 2004 statement of cash flows, as the Company had issued all of these checks prior to December 31, 2004. Additionally, because only approximately $0.3 million of the checks had cleared the bank and were funded by borrowings under the Company's credit facility as of December 31, 2004, $0.3 million was included as borrowings on the revolver in the 2004 statement of cash flows. The Company's 2005 statement of cash flows reflects the remaining $6.7 million as borrowings on the revolving credit facility, because that amount cleared the bank in 2005 and was funded under the credit facility in 2005.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

25.
Comment: Note that SFAS 131 requires that companies disclose business segment data on the same basis as that data is used by management in evaluating performance and making decision about allocating resources to the different segments. Please discuss why you do not disclose segment information in accordance with SFAS 131 in your financial statements. Explicitly state that the chief operating decision maker does not review disaggregated segment information, if true. Revise to provide all disclosures required by SFAS 131.

  Response: The Company conducts its business from nine company-operated facilities and two facilities operated by third-party logistics companies. Each of these locations provides essentially the same services to the Company's customers and access to supply of specialty wire and cable and related services, including application engineering support, inventory management, custom cut capabilities and 24/7/365 customer service, order fulfillment and shipping. The inventory mix at each location is tailored to meet the demands of the customers that location serves, and each location has a warehouse and an inside sales group that uses the same computer system to access the Company's national inventory of products from any of its locations. Sales are generated from the sale of specialty wire and cable, and the related services are provided with the Company's products as a bundled package to the customer on an as-needed basis.

  The CEO is the Company's chief operating decision maker. Although the CEO consults with the Chief Financial Officer, the Vice President of Marketing and Merchandising and the three Regional Vice Presidents, it is the CEO along with the Board of Directors who decides on the direction of the Company with respect to significant strategic, operational, financial and capital resource issues.

  In assessing the Company's performance the CEO reviews consolidated financial statements and certain disaggregated information, such as revenues, based on regions and products. Asset and liability information is primarily presented on a consolidated basis. Full balance sheet and cash flow information is not generated on a region-by-region basis.

  Based on the above, the Company believes that it operates in a single operating and reporting financial segment, which is sales of specialty electric wire and cable. In accordance with paragraph 26 of SFAS 131, the Company has added disclosure about segment reporting to Note 1 of its consolidated financial statements. Please see page F-9.

Revenue Recognition, page F-9

26.
Comment: We note that revenue related to product sales is recognized when the "customers take delivery of the products." Please revise the filing to discuss payment terms, rights of return, exchange, or other significant matters with distributors. Please also discuss any repurchase arrangement or post shipment obligations you have with distributors. Specifically, please address the nature of any installation obligations and how installation impacts your revenue recognition. Also explain if there are any customer acceptance provisions. Refer to SAB 104 and SFAS 48 in your response.

  Response: The Company's sales to its distributor customers are generally made to satisfy specific requests from the distributors' end-users for particular lengths and constructions of wire and cable, not for such distributors to build stock inventories. Accordingly, the sale of the Company's products is generally for specific job applications. The Company has no contractual repurchase arrangements or post-shipment obligations, including any installation obligations or customer acceptance provisions, relating to products sold. The Company has reviewed the requirements of SAB 104 and SFAS 48 and believes that its revenue recognition accounting policies are in accordance with these requirements. The Company has added disclosure regarding its accounts receivable policy to Note 1 of its consolidated financial statements. Please see page F-10.

27.
Comment: In this regard, please tell us if any products are shipped directly to the customer from the supplier. If so, explain how you account for these sales. Refer to EITF 99-19 in your response.

  Response: In some sales transactions, the Company arranges for the shipment of products directly from suppliers to its customers. Revenues and costs of sales on such transactions are presented in gross numbers in the income statement in accordance with EITF 99-19. As discussed below, the Company believes that it meets the requirements of EITF 99-19 for gross revenue reporting.

Indicators of Gross Revenue Reporting

  The Company is the primarily obligor in the arrangement: Yes. For each direct shipment, the Company issues a purchase order, which it sends to the supplier to confirm the transaction and to commit to the liability. The supplier views the Company as the primary obligor of the transaction, and the customer views the Company as the primary supplier of the order.

  The Company incurs general inventory risk (before a customer order is placed or upon customer return): No. For direct shipments, the Company does not incur a general inventory risk before a customer order is placed. The Company places the customer's order with the selected supplier, and the supplier ships the related product directly to the customer. Since the Company's terms are generally FOB shipping point, the Company does not generally incur a general inventory risk before a customer order is placed.

  The Company has latitude in establishing price: Yes. The Company's inside sales personnel price the product, using the Company's pricing policies, that is direct-shipped from the supplier to the Company's customer, and that price is shown on the Company's invoice to the customer.

  The Company may change the product or perform part of the service: No. The Company's service is primarily related to sourcing the applicable supplier to meet the customer's needs, determining product availability and shipping schedules and any special handling or tagging requirements.

  The Company has discretion in the selection of a supplier: Yes. The Company assesses which supplier has available product and best meets the customer's schedule and other needs.

  The Company is involved in the determination of product or service specifications: Yes. When a customer calls, the Company works with the customer to determine the appropriate length and type of wire. The Company determines which supplier can best fulfill the customer's requirements.

  The Company assumes the risk for physical loss of inventory, arising after a customer order or during product shipment: No. If the product is damaged during shipment, the Company's sales representative will assist the customer and the supplier to assess damage, to ship replacement product and to dispose of the damaged wire.

  The Company also has credit risk: Yes. The Company is obligated to pay the supplier regardless of whether the Company's customer pays the Company.

Indicators of Net Revenue Reporting

  The supplier (not the Company) is the primary obligor in the arrangement: No. The customer looks to the Company to source the product ordered. The supplier's involvement on a direct shipment does not commence until it receives a purchase order from the Company.

  The amount the Company earns is fixed: No. The Company quotes prices to its customers on a per 1,000-foot basis for the desired quantity, subject to manufacturing tolerances, using its own pricing policies once it ascertains the cost of the product from the supplier.

  The supplier (not the Company) has credit risk: No. The Company considers and assesses the credit risk of each of its customers, without distinguishing whether shipments to the customer are made from the Company's stock or directly from the manufacturer. The Company bears the risk of loss in the event that the customer is not able to pay for the product.

  Based on its analysis of the above indicators, the Company has determined that gross reporting of revenue for its direct shipments is appropriate and in accordance with EITF 99-19.

28.
Comment: Please describe the existing incentive programs currently in place. Tell us if they are all shown as a reduction of revenue. Explain when they are recorded and how they are measured. Also, tell us how volume discounts and sales incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response.

  Response: The Company has incentive programs with several customers. All incentives earned by these customers are shown as a reduction of revenue. At the end of each month, an accrual is made in that month for the incentive amount earned for accumulated sales for each customer with an incentive program. Incentive amounts are taken directly upon payment by some customers, while others are paid quarterly or within forty-five days after the end of the fiscal year in the form of a check or a credit memo. Certain of the incentive programs offer a flat percentage amount, and others are variable with tiered escalations. The Company sets accrual rates for those tiered-escalation programs based on an annual sales estimate. These accrual rates and the underlying accrual amounts are adjusted as necessary as the extrapolated sales amounts deviate from the estimated sales amounts. The Company believes that it meets the requirement of EITF 01-9 and that, accordingly, the incentives are correctly classified as a reduction in revenues.

29.
Comment: Please describe the "value added services" you provide and describe and quantify the revenues earned from each of these activities. Revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).

  Response: With several immaterial exceptions, the Company's value-added services are integral to the manner in which the Company distributes the specialty wire and cable that it sells and, as such, are not billed for separately. The Company's business model combines distribution of specialty wire and cable with value-added services, such as its extensive product knowledge and application engineering support, inventory management, custom cut capabilities and 24/7/365 customer services. The Company provides its value-added services in the course of fulfilling its customers' needs for the efficient and effective procurement of specialty wire and cable on terms that typically include short lead times, fast delivery and high fill rates. As such, these value-added services are not separate services provided by the Company, but rather an integral part of the way the Company sells and delivers specialty wire and cable to its customers.

Stock-Based Compensation, page F-10

30.
Comment: Please explain how you calculated an expected dividend of zero for your Black-Scholes Model, given the dividends declared on December 29, 2005.

  Response: The dividend declared on December 29, 2005 was a special, extraordinary distribution that the Company did not, and does not, expect to recur. Therefore, it was appropriate for the expected dividend number in the Company's Black-Scholes calculation to be zero.

31.
Comment: Provide us with an itemized chronological schedule detailing each issuance of your common shares, stock options and any warrants since March 2005 through the date of your response. Include the following information for each issuance or grant date:

•
Number of shares issued or issuable in the grant

•
Purchase price or exercise price per share

•
Any restriction or vesting terms

•
Management's fair value per share estimate

•
How management determined the fair value estimate

•
Identity of the recipient and relationship to the company

•
Nature and terms of any concurrent transactions with the recipient

•
Amount of any recorded compensation element and accounting literature relied upon to support the accounting

  In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

  Response: The Company issued 5,600 shares of its common stock in early 2006 upon the exercise of options by three employees, Nicol G. Graham, Jeffrey Fisher and Terry S. Stallard. For more information regarding these issuances, please see Item 15, Recent Sales of Unregistered Securities, on page II-2 of the Registration Statement.

  The only issuances of stock options since March 2005 were the grants of stock options made to 21 employees on December 31, 2005 under the Company's 2000 Stock Plan. Schedule A attached to this letter provides certain information regarding these option grants. Please also see Item 15 of the Registration Statement.

  As of the December 31, 2005 grant date, the Board of Directors of the Company estimated the fair market value of the Company's common stock to be $5.00 per share. In arriving at this per share value, the Company used a market approach to estimate the value of the enterprise. The market approach involves applying an appropriate market multiple to operating performance for the trailing twelve-month period. The Board estimated the fair value of the options granted to employees in December 2005 with input from management based on the valuation of the business using the estimated operating results for 2005. In addition, the Company had recently terminated a process in which the Company had been negotiating the sale of the business. The Company's Board of Directors was able to use the prices offered by the bidders in this sale process to substantiate the enterprise value estimated by the Board. Once this estimate was determined, the Board applied a discount for minority interest and illiquidity to arrive at the final $5.00 per share estimate.

  The following table illustrates the methodology used by the Company in determining the fair value of the Company's common stock in connection with the grant of options on December 31, 2005:

Estimated Enterprise Value	$132,675,380
Less Estimated Net Debt (including debt incurred to pay special dividend declared 12/30/05)	(63,525,000)

Implied Equity Value	$69,150,380
Pre Split Shares Outstanding	÷ 8,993,192
Implied Value per Share	$7.69
Liquidity Discount	× 35.0%
Value per Share	$5.00

  Shortly after the end of the 2005 fiscal year, the Company's controlling stockholder began discussions with potential underwriters regarding a possible initial public offering of the Company's common stock. By the time the Company was engaged in preparing its financial statements for the year ended December 31, 2005, the Company had received information from potential underwriters indicating an enterprise valuation for the Company that was significantly higher than the valuation discussed in December. This increased valuation resulted both from the higher market multiple applicable to a public company, and to the Company's expected growth in EBITDA for the 2006 fiscal year. In light of these developments regarding a possible public offering, the Company reexamined its estimate of the fair value of its common stock as of December 31, 2005 and revised its valuation to $16.41 per share.

  The following table shows the methodology of the valuation made by the Company in connection with its 2005 financial statements:

Estimated Enterprise Value	$232,256,605
Less Estimated Net Debt	(47,746,230)

Implied Equity Value	$184,510,375
Pre Split Shares Outstanding	÷ 8,993,192
Implied Value per Share	$20.52
Liquidity Discount	20.0%
Adjusted Value per Share	$16.41

  As discussed in Note 1 to the Company's consolidated financial statements, the Company accounts for employee stock-based compensation using the intrinsic value method provided by APB 25, Accounting for Stock Issued to Employees. As a result, the Company recorded unearned stock based compensation related to the December 31, 2005 stock grants of $11.41 per share ($16.41—$5.00), which totaled approximately $559,000. As the options were granted on the last day of the year, the amount of stock compensation expense recorded in the 2005 was less than $1,000.

  We believe that the discussion above is responsive to the staff's comment, but we understand that the staff will not be in a position to resolve its comment until we provide an estimated IPO price in the filing.

Part II

Item 17, Undertakings, page II-3

32.
Comment: Please provide the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

  Response: The Company has revised Item 17 to include the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please see page II-3.

Exhibits

33.
Comment: Please file all other required exhibits to allow sufficient time for staff review.

  Response: As part of Amendment No. 1, the Company is filing Exhibits 10.14 (Employment Agreement with Mr. Sorrentino), 10.16 (Investor Securities Agreement), 10.17 (Executive Securities Agreement with Mr. Sorrentino) and 10.18 (Executive Securities Agreement with Mr. Graham). The Company will file Exhibits 1.1 (Form of Underwriting Agreement), 4.1 (Form of Specimen Common Stock Certificate) and 5.1 (Opinion of Schiff Hardin LLP) as part of a subsequent amendment.

Exhibit 23.1

34.
Comment: An updated accountant's consent should be included with any amendment to the filing.

  Response: Amendment No. 1 contains (as Exhibit 23.1), and each subsequent amendment will contain, an updated consent of Ernst & Young LLP, Independent Registered Public Accountants.

* * *

        Please call me at (312) 258-5596 or Robert Minkus of my firm at (312) 258-5584 if you wish to discuss the Company's responses to the comment letter.

Sincerely,
/s/ RICHARD T. MILLER Richard T. Miller
cc:
Charles A. Sorrentino
Nicol G. Graham
Jeffrey N. Smith

  Robert J. Minkus
  J. Victor Peterson

Exhibit A

Issuances of Common Stock since March 2005

See Item 15 ("Recent Sales of Unregistered Securities") on p. II-2.

Option Grants since March 2005

Grantee	Relationship to Company	Grant Date	Number Of Shares For Which Options Were Granted	Exercise Price per Share	Vesting	Other Restrictions	Expiration	Concurrent Transactions between Company and Grantee
Nicol G. Graham	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
James L. Pokluda III	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Eric S. Blankenship	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Eric W. Davis	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Marcus L. Jones	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Gregory J. Donato	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Christopher McLeod	Employee	December 31, 2005	5,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Carol M. Sims	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Marilyn J. McMahon	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
David M. Cathcart	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Richard Elwell	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
William F. Ferguson	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Jeff Fisher	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Dennis Meyers	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Phil Mitchell	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Theodore Sidenstricker	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
George Schwab	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Christian W. Sokoll	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Joseph Stees	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
David Wilder	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.
Terry Stallard	Employee	December 31, 2005	1,000	$5.00	See footnote 1	See footnote 2	10 years	None.

(1)
20% of the options granted vest on each of the first five anniversaries of the grant date.

(2)
Upon exercising options, Grantee must execute a Securities Agreement, requiring Grantee among other things (1) to cooperate in a sale of the Company proposed by the majority stockholder, (2) to sell the same percentage of stock (on the same terms) as the majority stockholder in such sale, (3) to make certain representations and warranties including some to ensure compliance with securities laws and (4) to obtain the prior written consent of the Company's board of directors as a condition to tranferring shares of the Company to any competitor of the Company.